Filing under Rule 425 under

the U.S. Securities Act of 1933

Filing by: UFJ Holdings, Inc.

Subject Company: UFJ Holdings, Inc.

MTFG SEC File No. 1-10277

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG by way of a share exchange. The Form F-4 (if filed) will contain an exchange offer prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the share exchange will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration, the share exchange and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the share exchange. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:

Mr. Hirotsugu Hayashi	Mr. Shiro Ikushima
26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku, Tokyo Japan	1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan
81-3-3240-9059	81-3-3212-5458
Hirotsugu_Hayashi@mtfg.co.jp	shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at http//www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although UFJ’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, UFJ does not undertake any obligation to update or revise any forward-looking information or statements.

July 14, 2004

UFJ Holdings, Inc.

UFJ to propose integration discussions with MTFG

Cancels plans to integrate UFJ Trust and Sumitomo Trust & Banking

Tokyo, July 14– UFJ Holdings, Inc. (UFJ) said today it will propose discussions with Mitsubishi Tokyo Financial Group, Inc. (MTFG) on an integration of the two groups. UFJ said this follows a decision to cancel plans for the integration of UFJ Trust Bank Limited (UFJ Trust) and Sumitomo Trust & Banking Co., Ltd. (Sumitomo Trust).

UFJ said the UFJ Trust and Sumitomo Trust integration plan, announced in May 2004, had many merits. However, UFJ said that considering its financial position and other factors, it has concluded that greater overall benefits will accrue to UFJ from alternative options, including integration with another financial institution.

July 16, 2004

UFJ Holdings, Inc.

Regarding Motion for Preliminary Injunction

Filed by Sumitomo Trust

UFJ Holdings, Inc. was notified by the attorney of Sumitomo Trust & Banking Co. Ltd. (Sumitomo Trust) that Sumitomo Trust had filed a motion for preliminary injunction against UFJ Holdings, Inc., UFJ Bank Limited, and UFJ Trust Bank Limited with the Tokyo District Court.

However, since we have not received a copy of the motion and other documents yet, we cannot make any comment about the motion at this moment.

July 27, 2004

UFJ Holdings, Inc.

Regarding Injunction by Tokyo District Court

UFJ Holdings, Inc. considers the decision by Tokyo District Court to grant Sumitomo Trust & Banking Co. Ltd an injunction unjust and will file an objection against injunction as soon as possible.

July 28, 2004

UFJ Holdings, Inc.

Regarding management Integration with MTFG

UFJ Holdings, Inc. signed a memorandum of understanding with Mitsubishi Tokyo Financial Group, Inc. (MTFG) on July 16, 2004, regarding a possible management integration, and the two groups have been making discussions aiming to reach a basic agreement by the end of this month.

In response to the decision by Tokyo District Court to grant Sumitomo Trust & Banking Co. Ltd a preliminary injunction, which was made yesterday, we filed an objection against the injunction with the court today.

Although our discussions with MTFG must be in compliance with the injunction, we have not changed our basic stance to aim at a management integration with MTFG as an entire group.

July 30, 2004

UFJ Holdings, Inc.

Regarding Management Integration with MTFG

UFJ Holdings, Inc. (UFJ) signed a memorandum of understanding with Mitsubishi Tokyo Financial Group, Inc. (MTFG) on July 16, 2004, and the two groups have been making discussions regarding a possible management integration and UFJ’s capital reinforcement, aiming to reach a basic agreement by the end of this month.

In response to the decision by Tokyo District Court to grant Sumitomo Trust & Banking Co. Ltd. a preliminary injunction, which was made on July 27, 2004, UFJ filed an objection against the injunction with the court and the case is still pending.

In accordance with its basic stance to aim at a management integration with MTFG as an entire group, UFJ will continue to make its best efforts to reach a basic agreement with MTFG as quickly as possible in compliance with the injunction.

August 4, 2004

UFJ Holdings, Inc.

Regarding the Decision by Tokyo District Court

UFJ Holdings, Inc. considers the decision by Tokyo District Court regarding our objection against the injunction unjust and will appeal to Tokyo High Court as soon as possible.

August 9, 2004

UFJ Holdings, Inc.

Regarding Proposal from Sumitomo Mitsui Financial Group

UFJ Holdings, Inc. (UFJ) received a proposal concerning a management integration from Sumitomo Mitsui Financial Group, Inc. yesterday.

Even though UFJ has not changed its basic stance to aim at management integration with Mitsubishi Tokyo Financial Group, Inc. at this moment, since the proposal was presented, UFJ is examining it prudently together with outside experts.

August 11, 2004

UFJ Holdings, Inc.

Regarding the Decision on our Appeal against the Temporary Injunction

UFJ Holdings, Inc. considers the decision by Tokyo High Court regarding our appeal against the temporary injunction appropriate as it sustained our claim against the prohibition on provision of information and consultation with third party.

August 24, 2004

UFJ Holdings, Inc.

Regarding Proposal from Sumitomo Mitsui Financial Group

UFJ Holdings, Inc. (“UFJ”) received a proposal on integration ratio etc. from Sumitomo Mitsui Financial Group, Inc. today.

Even though UFJ has not changed the basic stance to integrate management with Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) following the capital injection from MTFG on or before the end of September 2004 at this moment, since the proposal was presented, UFJ is examining it prudently together with outside experts.

August 30, 2004

UFJ Holdings, Inc.

Regarding Proposal from Sumitomo Mitsui Financial Group

UFJ Holdings, Inc. (“UFJ”) received a proposal on provision of capital from Sumitomo Mitsui Financial Group, Inc. today.

Even though UFJ has not changed the basic stance to integrate management with Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) following the capital injection from MTFG on or before the end of September 2004 at this moment, since the proposal was presented, UFJ is examining it prudently together with outside experts.

August 30, 2004

UFJ Holdings, Inc.

Regarding Decision by Supreme Court on Temporary Injunction

UFJ Holdings, Inc. considers the decision by the Supreme Court regarding the temporary injunction appropriate.

6 September 2004

UFJ Holdings, Inc.

UFJ Communicates Important Information to Shareholders

UFJ Holdings, Inc. (UFJ) today discloses the content of an open letter to shareholders that will be placed as an advertisement in The Nihon Keizai Shimbun, The Financial Times and The Wall Street Journal on 7 September 2004. Please refer to the enclosed letter.

As part of its commitment to shareholder value over the mid- to long-term, the Board of UFJ has been scrutinizing a number of important issues including the need for capital injection and management integration from a shareholder perspective. The Board wishes to inform shareholders of its intentions in respect of these issues.

The Board of UFJ will continue to inform shareholders in a timely manner of any information of important consideration for shareholder value.

Open Letter to Shareholders of UFJ Holdings, Inc., Common Stock

Dear shareholder,

As part of its commitment to shareholder value over the long term, the Board of UFJ Holdings, Inc., (UFJ) wishes to inform shareholders of its intentions in respect of a number of important issues.

Proposed management integration with Mitsubishi Tokyo Financial Group, Inc.

On 12 August 2004, the Board of Mitsubishi Tokyo Financial Group, Inc., (MTFG) and the Board of UFJ formally announced that they had concluded a basic agreement with regard to the management integration of the holding companies, commercial banks, trust banks, securities companies, etc., of the two groups.

The Board wishes to advise shareholders that it continues to believe that management integration with MTFG will create mid- and long-term shareholder value. UFJ and MTFG have established an integration committee and are discussing the integration details.

Proposed strengthening of capital

As part of the basic agreement for management integration, on 11 August 2004, MTFG agreed to provide monies to strengthen UFJ’s capital structure by the end of September 2004. Terms and conditions are now being discussed.

The Board of UFJ wishes to emphasize that it regards the certainty of a successful and timely completion of the strengthening of capital as being of utmost importance to the preservation of shareholder value.

Appointment of financial advisers

UFJ has appointed Merrill Lynch Japan Securities Co., Ltd. and J.P. Morgan Securities Asia Pte. Limited as its financial advisers, to provide independent advice on any proposals relating to management integration and the injection of capital.

Expression of interest by Sumitomo Mitsui Financial Group, Inc.

The Board is examining proposals made by any suitable third party, which might create shareholder value.

The Board of UFJ notes the proposals made by Sumitomo Mitsui Financial Group, Inc., (SMFG) regarding its expression of interest in pursuing management integration with UFJ, including an agreement to strengthen UFJ’s capital base.

The Board confirms that it is carefully examining SMFG’s proposal with its external advisers, including its financial advisers who are reviewing the proposal from a shareholders’ perspective. The Board undertakes to inform shareholders of its conclusions in due course.

1

Submission of the business improvement plan to the Japanese FSA

The Board of UFJ wishes to advise shareholders that it intends to submit its finalized business improvement plan, as stated in a press announcement on 28 July 2004, to the Japanese FSA in early September 2004. UFJ will inform shareholders of the plan details, in accordance with applicable laws and regulations.

Financial forecasts 2004

As reported on 6 August 2004, at the announcement of fiscal 2004 first quarter earnings, UFJ is reviewing its forecasts for the current fiscal year. If a revision is necessary, UFJ will inform shareholders immediately, in accordance with applicable laws and regulations.

The Board of UFJ will continue to inform shareholders in a timely manner of any information of important consideration for shareholder value, in accordance with applicable laws and regulations. The Board thanks shareholders for their support, understanding and interest in the company.

Ryosuke Tamakoshi

President and CEO

UFJ Holdings, Inc.

2

Press Release

September 10, 2004

UFJ Holdings, Inc.

Capital Injection from Mitsubishi Tokyo Financial Group

Tokyo - UFJ Holdings, Inc. (“UFJ”) (President and CEO: Ryosuke Tamakoshi) announced today that it has concluded a Capital Injection Agreement with Mitsubishi Tokyo Financial Group, Inc. (“MTFG”); (President and CEO: Nobuo Kuroyanagi). Under the agreement, the two Groups have agreed that MTFG will purchase all of the preferred shares to be issued by UFJ Bank Limited (President: Takamune Okihara) totaling 700 billion yen. The payment date has been set on or before September 29, 2004.

The UFJ Group continues to make progress in assisting with the restructuring of its corporate clients with the aim of reducing its Non Performing Loan (“NPL”) ratio to less than 4% during the current fiscal year. These efforts have incurred additional credit-related expenses, however, and, as a result, UFJ Bank is now forecasting an interim loss of 750 billion yen for the current fiscal year.1 With the completion of the capital injection from MTFG, it is expected that UFJ will be able to maintain a minimal capital adequacy ratio of 8% at the end of this month.

The purpose of the capital injection is to strengthen the capital base of UFJ and to realize the goals, and maximize the effectiveness of the management integration, as outlined in the Capital Injection Agreement. In addition, the UFJ and MTFG Groups are also continuing discussions based on the Basic Management Integration Agreement, dated August 12, 2004. The aim of this agreement is to integrate the management of the holding companies, banks, trust banks and securities firms of the two Groups by October 1, 2005.

1. Outline of capital injection

-	Issuer	UFJ Bank Limited
-	Method of issue	Third party allotment
-	Subscriber	MTFG
-	Total amount issued	700 billion yen
-	Payment date	On or before 29 September, 2004

[1]	Details of UFJ’s new financial projections are outlined in a separate announcement made today

2. Review Process Methodology

UFJ concluded a basic agreement with MTFG on 11 August, 2004, related to MTFG’s co-operation in strengthening UFJ’s capital base. Since then, UFJ has thoroughly reviewed and considered both the benefits of the overall management integration of the two Groups, and it has reviewed the terms, conditions and benefits of the capital injection, with regard to UFJ’s goal of improving mid- and long-term shareholder value.

UFJ has also received and considered a proposal from Sumitomo Mitsui Financial Group, Inc. (“SMFG”) regarding its interest in pursuing management integration with UFJ, including an agreement to strengthen UFJ’s capital base. To assist with this review process, UFJ has selected Merrill Lynch Japan Securities Co., Ltd. (Merrill Lynch) and J.P. Morgan Securities Asia Pte. Limited (J.P. Morgan), as financial advisors to provide independent, third party advice.

After careful consideration, UFJ has decided to accept a capital injection from MTFG for the following five reasons:

1) Merger ratio considerations

UFJ is working closely with MTFG, and obtaining advice from independent third parties, including its financial advisors, to give careful thought to the merger ratio considerations in connection with the MTFG integration. The Board believes that it is not ready to provide a ratio at this stage, as the merger ratio is to be finalized once the due diligence being performed by each party is completed. However, the UFJ Board strongly believes that an agreement on the merger ratio, which the UFJ Board thinks is fair, after taking advice from its financial advisors, can be reached.

UFJ has also received a management integration proposal from SMFG suggesting a prima facie “1:1” merger ratio. UFJ has also carefully reviewed this proposal, and taken advice from independent third parties, including Merrill Lynch. When compared purely on the basis of the current share price, the merger ratio proposed by SMFG suggests that it is prepared to offer a considerable premium to current valuations. However, the actual merger ratio calculation may vary depending on the assumptions used. UFJ’s Board strongly believes that the merger ratio which it believes can be obtained in the integration with MTFG is likely to be comparable to that proposed by SMFG.

2) Certainty of achieving a successful capital injection

UFJ recognizes the importance of successfully completing the capital injection by the end of September, 2004 as being of utmost importance to the preservation of shareholder value. UFJ has come to the conclusion that there is a strong probability that MTFG will be able to successfully complete the capital injection, based on the solid progress of all the preparatory work necessary to ensure the execution of the capital injection, including the conclusion of the final agreement on the terms for subscription, regulatory approval procedures required overseas and due diligence.

At the same time, UFJ has also received a detailed proposal from SMFG to support UFJ’s capital base by the end of September, 2004. However, the Board is concerned that SMFG may have insufficient time in practice to respond to any unanticipated contingencies.

3) Financial soundness and asset quality

UFJ believes that MTFG is superior to SMFG in terms of financial soundness and the quality of its assets.

	MTFG	SMFG	UFJ
Non performing loans*	1.29 trillion yen	2.75 trillion yen	4.62 trillion yen
Non performing loan ratio	2.6%	5.0%	10.2%
Deferred tax assets (consolidated)	0.65 trillion yen	1.67 trillion yen	1.40 trillion yen
Deferred tax assets to Tier 1 ratio	16.9%	46.6%	64.1%

*	Based on non-consolidated figures of banks within the Group

1. Non performing loans (“NPLs”)

MTFG’s NPL balance (based on non-consolidated figures of banks within the Group) and NPL ratio stood at 1.29 trillion yen (2.6%) at the end of June, 2004. By contrast, SMFG had a significantly higher NPL balance of 2.75 trillion (5.0%). In the fiscal year ended March, 2004, SMFG recorded a high level of credit-related expenses of 803.4 billion yen. On the other hand, MTFG wrote-back credit-related provisions totaling 131.7 billion. These figures indicate that MTFG has made significantly more progress than SMFG in dealing with their respective NPL problems.

The UFJ Group is endeavoring to lower its NPL ratio below 4% by the end of the current fiscal year. UFJ believes that once the management integration with MTFG is successfully completed, the business will be able to move forward, focusing on its business development plans having put its NPL issues largely behind it.

2. Deferred tax assets

At the end of March 2004, the balance of deferred tax assets (on a consolidated basis) and as a percentage of Tier 1 capital, stood at 0.65 trillion yen (16.9%) for MTFG and 1.67 trillion yen (46.6%) for SMFG. These figures indicate that MTFG is in a superior position from the perspective of the quality of its capital.

4) Early repayment of public funds

UFJ has accepted public funds of 1.4 trillion in the form of preferred shares. On the other hand, MTFG currently has no outstanding public fund obligations. Furthermore, the MTFG group recorded a consolidated income surplus of 1.5 trillion yen at the end of March 2004. Accordingly, the integration with MTFG will enable UFJ to reduce the number of potential outstanding shares through a buyback of preferred shares, thus increasing earnings per share on a fully diluted basis. Furthermore, integration with MTFG will provide the combined Group with a broader range of options to improve shareholder value.

On the other hand, SMFG’s balance of publicly funded preferred shares stands at 1.3 trillion yen. If this total is added to UFJ’s balance of 1.4 trillion yen, it would take a considerable amount of time to repay the total public funds from accumulated surpluses. Furthermore, as the majority of the preferred shares have to be converted by 2008 and 2009, it is likely that a UFJ/SMFG combination would have to raise new capital to buy back shares which would be likely to have a negative impact on shareholder value.

	MTFG	SMFG	UFJ
Balance of publicly funded preferred shares	nil	1.30 trillion yen	1.40 trillion yen
Consolidated Income Surplus/(Deficit)	1.51 trillion yen	0.61 trillion yen	(0.76 trillion yen	)

5) Synergy effects of integration

UFJ’s analysis of the potential cost savings obtainable under the alternative scenarios of integrating with either MTFG or SMFG shows that, in both cases, integration would result in significant costs savings. UFJ believes that each scenario would result in a similar level of cost savings resulting from the closure of domestic branches that are no longer required, reductions in head office and branch staff, and also as a result of the integration of the respective computer systems.

UFJ and MTFG will compliment each other well from both a regional and customer viewpoint. The new integrated business will maximize the strength of each Group, deliver a superior range of financial services, including assisting companies to expand internationally through its global network, and provide clients with a broad range of services across Japan’s three major metropolitan areas. Overall, compared with a potential integration with SMFG whose strengths are similar to those of UFJ, the UFJ Board believes that the MTFG integration will have a more positive effect on the Group’s overall profitability.

****

September 24, 2004

UFJ Holdings, Inc.

Regarding Proposal from Sumitomo Mitsui Financial Group

UFJ Holdings, Inc. (“UFJ”) received a letter regarding extension of a deadline for the proposed merger ratio from Sumitomo Mitsui Financial Group, Inc. today.

Even though UFJ has not changed the basic stance to aim at management integration with Mitsubishi Tokyo Financial Group, Inc. in October 2005 as announced on September 10, 2004, since the proposal was presented, UFJ is examining it prudently together with outside experts.

UFJ Holdings, Inc.

Investor Presentation

October 2004

Certain statements contained in these materials, including management forecasts and targets, are forward-looking statements that reflect the UFJ Group’s current plans and expectations. These forward-looking statements are based on a number of assumptions and beliefs in light of the information currently available to management. They are not guarantees of future performance and are subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, but not limited to, (i) changes in economic conditions in Japan and other markets, (ii) changes in market rates of interest, (iii) currency exchange rate fluctuations, (iv) further declines in prices of Japanese equities and real estate, (v) additional corporate bankruptcies in business sectors to which UFJ Group companies lend, (vi) the UFJ Group’s ability to implement its growth strategies and build a low-cost structure and (vii) the effects of new legislation or government directives. UFJ Group undertakes no obligation to update any of the attached materials.

Table of Contents Management Objective and Strategy ----------- 1 Downward Revision of Earnings Forecasts ----------- 2 UFJ’s Capital Enhancement----------- 6 Road Map for UFJ’s Planned Merger with MTFG -----------8 Merger Ratio ----------- 9 UFJ’s Strategic Initiatives before the Merger ----------- 10 Business Strategy of the New Group -----------11 [Appendix] Dividend Policy ----------- 13 Description of the Preferred Shares by MTFG ----------- 14 Business Strategy of the New Group ----------- 16 Revitalization Plan of Large Troubled Borrowers----------- 18UFJ Holdings Investor Presentation October 2004

• Management Objective and Strategy

• Reduced earnings forecast and need for capital injection resulted from failure of past management

• Insufficient credit risk management resulted in a delay in restructuring of large troubled borrowers

• Capital management strategy based on inappropriate approach to the problem loan issues

• Insufficient corporate governance and internal control

• Management Objective

• Achieve appropriate market recognition of UFJ in accordance with its profitability through B/S restructuring to maximize shareholder value

• Management Strategy to Achieve the Objective

• Downward revision of FYE Mar. 05 earnings forecast as a result of planned radical NPL disposals

• Capital injection from MTFG to enhance capital bases and improve quality of capital

• Merger with MTFG to further enhance profit bases and establish position as a globally competitive financial institution

• Implementation of strategic initiatives before the merger to achieve an appropriate merger ratio

• UFJ Holdings Investor Presentation October 2004 1

Downward Revision of Earnings Forecasts (1)

UFJ has factored in conceivable risks to its financial forecasts in order to regain the market’s confidence

UFJ Group Earnings Forecasts

(JPY BN)

Change from Change from 1H / FY04 original forecasts FY04 original forecasts

Subsidiary banks combined(1)

Business Profit (2) 365.0 (18.0) 745.0 (83.0)

Ordinary Profit / Loss (695.0) (840.0) (605.0) (991.0)

Credit Related Expenses (3) (865.0) (655.0) (1,130.0) (750.0)

Gains and Losses on Stocks (4) (180.0) —- (205.0) —-

Net Income / Loss (880.0) (991.0) (825.0) (1,126.0)

UFJ Holdings Consolidated

Ordinary Profit / Loss (570.0) (740.0) (400.0) (860.0)

Net Income / Loss (780.0) (900.0) (670.0) (1,000.0)

(1) Non-consolidated basis, aggregated figures of UFJ Bank with its two subsidiaries (UFJ Strategic Partner and UFJ Equity Investments) and UFJ Trust with its subsidiary (UFJ Trust Equity) (2) Business profit prior to net transfer to general reserve (3) Includes net transfer to general reserve, credit costs and collection of written-off claims (the figures of UFJ Trust are aggregate of banking and trust accounts) (4) Total amount of gains on sales, losses on sales and revaluation losses on securities

UFJ Holdings Investor Presentation October 2004 2

Downward Revision of Earnings Forecasts (2)

UFJ is confident on achieving its target NPL ratio by FYE Mar. 05

Problem loans balance and ratio*



Yen TN
Flat
5.0
4.0
3.0
2.0
1.0
0.0
12%
9%
6%
3%
0%
8.5%
10.2%
Around 10%
3.4%
2.14
1.81
2.07
2.54
1.52
0.08
Mar 04
Jun 04
Sep 04 (forecast)
Mar 05 (forecast)
Large borrowers
Other borrowers
Problem loan ratio

- UFJ has actively explored turnaround of large troubled borrowers with severe and realistic revitalization plans in the 1st half of FYE Mar. 05 by:
  - Providing additional financial measures and introducing business or financial sponsors
  - Seeking radical revitalization under the control of IRCJ
  - Disposal of non-core assets to collect large parts of loans, and sale of remaining parts to a third party
- Reduction of problem loans to large troubled borrowers will be realized in the 2nd half of FYE Mar. 05 due to the time gap between announcement of and execution of revitalization plans
- UFJ is confident to achieve an NPL ratio of below 4% by:
  - Implementation of radical revitalization plans to other large troubled borrowers in the 2nd half of FYE Mar. 05
  - Expanding our joint venture UFJSP's involvement to revitalization of small and mid-sized borrowers

* Combined basis of subsidiary banks

UFJ Holdings Investor Presentation October 2004 3

Downward Revision of Earnings Forecasts (3)

UFJ has significantly increased reserves, particularly for loans to large troubled borrowers

Credit Costs*


Yen BN
1,200
900
600
300
0
1067.6
865.0
243.8
265.0
FY03 1H
FY03 2H
FY04 1H (forecast)
FY04 2H (forecast)
FY03 Actual
FY04 Forecast

* Combined basis of subsidiary banks

- Reserve for loans to large troubled borrowers
  - Applied a conservative approach to reserve calculation in the 1st half of FYE Mar. 05 as part of radical revitalization plans
  - Limited additional credit cost expected in the 2nd half of FYE Mar. 05
- Reserve for loans to other borrowers
  - Applied higher expected default ratio to general reserve due to recent downgrade of large troubled borrowers
    - JPY 200 BN additional general reserve for loans to other borrowers in the 1st half of FYE Mar. 05
  - Expected the additional general reserve to be the same level in the 2nd half of FYE Mar. 05 as the 1st half

UFJ Holdings Investor Presentation October 2004 4

Downward Revision of Earnings Forecasts (4)

Write-off of Subsidiary Banks’ Share Other Measures for B/S Restructuring by UFJ Holdings

n Strategic shareholdings n Accumulated loss at subsidiary banks due to NPL disposition deteriorates book value of p JPY 205 BN loss recognized in FYE Mar. 05 subsidiary banks’ shares held by UFJ Holdings (2 banks and their subsidiaries combined basis) n UFJ Holdings writes off unrealized loss on its p Mainly due to the application of subsidiary banks’ share holdings and conservative valuation methodology to recognizes net loss of approximately JPY 3 TN preferred shares of borrowers which UFJ for interim period ending Sep. 04 obtained in the course of borrowers’ (non-consolidated basis only) restructuring

n Retained earnings available for dividend will be n Deferred Tax Asset (“DTA”) depleted and UFJ Holdings will suspend dividend payment on its shares (including p Application of more a conservative estimate preferred shares owned by the government) of future taxable income for next 5 years

p Reduction of approximately JPY 200 BN n Voting rights at general shareholders’ meeting DTA in FYE Mar. 05 will accrue on the preferred shares owned by the government (approximately 12% of total voting rights)

UFJ’s further downside risk is significantly reduced due to these radical measures

UFJ Holdings Investor Presentation October 2004 5

UFJ’s Capital Enhancement (1)

UFJ has significantly enhanced its capital base through capital injection from MTFG and capital reallocation within UFJ Group

Structure of Capital Enhancement Risk Adjusted Capital Ratios

Sep 04 Mar 05

(forecast) (forecast)

MTFG UFJ Holdings UFJ Holdings (Consolidated) High 8% Around 9%

(2) (2) (1)

UFJ Bank (Consolidated) High 8% High 8%

UFJ Bank UFJ Trust

UFJ Bank (Non-consolidated) Mid 8% Mid 8%

(1) Capital injection from MTFG (JPY 700 BN) UFJ Trust (Consolidated) Around 8% Mid 10% (2) Capital reallocation within UFJ Group (JPY 80 BN)

UFJ Trust (Non-consolidated) Mid 8% Around 11%

UFJ Holdings Investor Presentation October 2004 6

UFJ’s Capital Enhancement (2)

In order to maintain a capital ratio exceeding the 8% minimum,

UFJ received a capital injection from MTFG in the context of the planned merger

n UFJ believes maintaining 8% capital ratio is vital because: p A significant impairment of UFJ’s franchise value would have been expected if the capital ratio fell below 8% at FYE Sep. 04 n While UFJ received and considered a proposal from SMFG, UFJ decided in favor of a capital injection by MTFG because: p UFJ strongly believes that a merger ratio comparable to SMFG’s proposal can be obtained through ongoing negotiations with MTFG p MTFG was more certain to complete a capital injection by the end of Sep. 04 than SMFG p MTFG is superior to SMFG in terms of financial soundness and asset quality, which makes MTFG better partner than SMFG to create a competitive financial institution p UFJ/MTFG combination will have more flexibility and certainty to pay back public funds than UFJ/SMFG combination p UFJ/MTFG combination will create synergy effects comparable to UFJ/SMFG combination n In addition, JPY 80 BN capital was reallocated from UFJ Trust to UFJ Bank p UFJ Bank’s risk weighted assets increase due to the transfer of loans to large troubled borrowers from UFJ Trust in order to execute such borrowers’ revitalization plan efficiently (2nd half of FYE Mar. 05) p UFJ Holdings achieves capital efficiency by making maximum use of UFJ Trust’s excess capital

UFJ has secured a sufficient level of capital to execute its planned B/S restructuring

UFJ Holdings Investor Presentation October 2004 7

Road Map for UFJ’s Planned Merger with MTFG

UFJ is actively preparing for the planned merger in Oct. 2005 by taking necessary actions to maximize shareholder value

Overall schedule until Completion of the Planned Merger

Sep. 10, 04 Agreement of Capital Enhancement

Sep. 18, 04 Completion of Capital Enhancement Effective (Injection of JPY 700 BN was made on Sep. 17, 04) (End of Sep. 04: FY2004 1st half year end) FY 2004 Nov. 04 Announcement of earnings results of 1st half Feb. 05 Announcement of earnings results of 3rd quarter (End of Mar. 05: FY2004 full year end)

May 05 Announcement of earnings results of full year By end of May 05 Agreement and announcement of merger ratio at the latest Jun. 05 The merger proposal brought to a vote in the FY 2005 general shareholders’ meeting Oct. 1, 05 Completion of the merger with MTFG

Completion of the mergers of subsidiaries

(Commercial banks, trust banks, brokerage firms)

UFJ Holdings Investor Presentation October 2004 8

Merger Ratio

Merger ratio with MTFG will be agreed by end of May 05 at the latest and UFJ strongly believes that the ratio can be agreed at a level comparable to SMFG’s proposal

n UFJ strongly believes that a merger ratio comparable to SMFG’s proposal can be achieved through negotiations with MTFG by end of May 05 as a result of

p Thorough review of SMFG’s proposal with UFJ’s financial advisor, and; p Discussions with MTFG on methodology and approach in determining the merger ratio n However, it is not yet appropriate for UFJ and MTFG to announce the merger ratio since p The ratio is to be agreed after the completion of necessary mutual due diligence

n UFJ management is committed to make serious negotiations with MTFG in order to achieve an appropriate merger ratio and maximize UFJ’s shareholder value

UFJ Holdings Investor Presentation October 2004 9

UFJ’s Strategic Initiatives before the Merger

UFJ is taking the following measures to improve profitability before the merger

n Achieve the NPL ratio (below 4%) by end of Mar. 05 p Implementation and execution of radical revitalization plans to all large troubled borrowers

p Enhancement of UFJSP’s involvement in revitalizing small and mid-sized borrowers n Implement radical measures to achieve cost reduction p Reduction of personnel expenses to JPY 181 BN at FYE Mar. 05 : JPY 92 BN less than FYE Mar. 01 result

p Reduction in headcount and remuneration level n Further enhance profitability through the following strategic initiatives p Mainly focus on consumer and small/mid-sized corporate clients

p Aim to become the “Top Brand in Retail Business” n Improve corporate governance by utilizing advice from external directors/auditors/advisors

To maximize shareholder value and achieve an appropriate merger ratio, UFJ plans to execute these measures to receive an fair valuation in the market towards the end of FYE Mar. 05

UFJ Holdings Investor Presentation October 2004 10

Business Strategy of the New Group The new group aims to be one of the Top 5 global financial institutions by creating Japan’s “Premier Comprehensive Global Financial Group ” Five Competitive Advantages of the New Group Strong business Japan’s pre-eminent foundation based on Highly complementary global banking network retail deposits and business and networks diverse customer base Strong financial and Strong corporate governance and capital foundation transparent management UFJ Holdings Investor Presentation October 2004 11

Appendix

Dividend Policy

n Dividend payment to shareholders of UFJ Holdings p Dividend payment on common shares as well as preferred shares (including government owned preferred shares) expects to be suspended

p As a result, the government will have approximately 12% of voting rights n Dividend payment to holders of preferred securities issued by subsidiaries of UFJ Holdings in private placements

p Dividend payment on preferred securities expects to be suspended since such payment is subject to a sufficient level of distributable profits of UFJ Holdings n Dividend payment or interest payment to holders of other securities p OPCO securities (“OPCO”)

l UFJ Bank is not legally required to suspend dividends on OPCO, though it has the option to do so

l No direct linkage between dividend payments on OPCO and dividend payments on preferred share/security issued by UFJ Holdings or its subsidiaries

p Perpetual subordinated debts (“Perpetual Sub-debts”)

l UFJ Bank is not legally required to suspend interest payments to holders of Perpetual Sub-debts, though it has the option to do so when UFJ Bank has no distributable profits

UFJ Holdings Investor Presentation October 2004 13

Description of the preferred shares issued to MTFG (1)

n Security: Class E Preferred Shares Series 1 of UFJ Bank n Annual Dividend: 7% (Non cumulative, No participation right) n Ranking: Dividend: pari passu with other preferred shares Liquidation preference: senior to other preferred shares n Voting rights: General voting rights: None except as otherwise provided by law Class voting rights: Applicable for certain matters(1) n Conversion rights: Convertible on or after Sep 18, 2004 into 1 Class F Preferred Share n Summary of Class F Preferred Shares:

(1) Annual Dividend, Ranking and Class voting rights are the same as those of Class E Preferred Shares Series 1 (2) The Class F Preferred Shareholders have the same voting rights as those of the Common Shareholders n Agreement between MTFG in connection with the new shares: (1) Restriction on exercising conversion right MTFG may not exercise the conversion rights except in the occurrence of certain triggering events(2) (2) Restriction on transfer of the shares of UFJ Bank Neither MTFG nor UFJHD may, without prior consent of the other party, transfer any shares of UFJ Bank to a third party (3) MTFG’s put option MTFG may, if any of the certain events(3) occur, sell all of the Class E Preferred Shares Series 1 or Class F Preferred Shares back to UFJHD or such a party designated by UFJHD at the previously agreed price (130% of the purchase price or 100% of the purchase price plus accumulated dividends)(3) (4) UFJHD’s call option UFJHD have the right to purchase, or to cause such a party designated by UFJHD to purchase, all of the shares held by MTFG at the previously agreed price (130% of the purchase price) from MTFG, if certain events(4) occur

(1) Please see (1) in the page 15 (2) Please see (2) in the page 15 (3) Please see (3) in the page 15 (4) Please see (3)(a)(iv) in the page 15

UFJ Holdings Investor Presentation October 2004 14

Description of the preferred shares issued to MTFG (2)

(1) Class voting rights

In order to approve any of the following matters with respect to UFJ Bank, a resolution of a separate meeting of the Class E Series 1 Preferred Shareholders is required to be passed, in addition to a resolution of a meeting of shareholders or the board of directors of UFJ Bank as required by law or its articles of incorporation: (i) Any amendment of UFJ Bank’s articles of incorporation; (ii) Any statutory merger, stock-for-stock exchange (kabushiki kokan), stock transfer (kabushiki iten), corporate split (kaisha bunkatsu), transfer of business (eigyo joto), or acquisition of business (eigyo yuzuriuke); (iii) Any disposition or acquisition of property of five (5) percent or more of UFJ Bank’s net assets based on its latest audited balance sheet; (iv) Any issuance of any shares of any class (except upon conversion of preferred shares), any stock acquisition rights (shinkabu yoyaku ken), or any bonds with stock acquisition rights (shinkabu yoyaku ken tsuki shasai); (v) Any reduction of stated capital, capital surplus or legal reserve; (vi) Any stock split or consolidation of shares; (vii) Any appointment or removal of directors; or (viii) Any appropriation of profit or loss.

(2) Restriction of exercise of conversion right

(a) MTFG may not exercise the conversion right unless any of the following events occurs (the “Conversion Triggering Events”) (unless MTFG otherwise agrees):

(i) Any person other than MTFG or UFJ Holdings (except for such person or company as agreed upon by MTFG and UFJ Holdings in advance) becomes a shareholder of UFJ Bank; (ii)Any statutory merger, stock-for-stock exchange (kabushiki kokan), stock transfer (kabushiki iten), corporate split (kaisha bunkatsu) or transfer of business (eigyo joto) between UFJ

Holdings and any company other than MTFG is approved either by the board of directors or at a general meeting of shareholders of UFJ Holdings;

(iii) Any issuance of any new shares of any class, stock acquisition rights (shinkabu yoyaku ken) or bonds with stock acquisition rights (shinkabu yoyaku ken tsuki shasai) by UFJ

Holdings is approved by the board of directors of UFJ Holdings;

(iv) (A) Any person or company comes to own more than one-third (as calculated in accordance with Paragraph 4 of Article 27-23 of the Securities and Exchange Law) of UFJ Holdings’ equity securities (as defined in Paragraph 1 of Article 27-23 of the Securities and Exchange Law), including shares, stock acquisition rights or bonds with stock acquisition rights (collectively, the “UFJH Equity Securities”); or (B) a tender offer for UFJH Equity Securities commences and it is confirmed by public notice or public announcement under Paragraph 1 of Article 27-13 of the Securities and Exchange Law that a number of UFJH Equity Securities has been tendered such that the offeror and its specially related persons (as defined in Paragraph 7 of Article 27-2 of the Securities and Exchange Law) may come to own more than twenty percent (20%) (as calculated in accordance with Paragraph 8 of Article 27-2 of the Securities and Exchange Law) of the UFJH

Equity Securities as a result of such tender offer; or (v)The proposal for the statutory merger or any other integration between MTFG and UFJ Holdings is not approved at any meeting of the holders of any class of UFJ Holdings’ shares (except in the event that such proposal is not also approved at a general meeting of shareholders of UFJ Holdings).

(b) If any of the Conversion Triggering Events occurs, MTFG may exercise the Conversion Right for all (but not a part) of) the Class E Preferred Shares Series 1 in accordance with the provisions of Article 222-5 of the Commercial Code upon notice to UFJ Bank of the occurrence of such Conversion Triggering Event with a reasonably detailed description thereof, in which event the conversion of all of the Class E Preferred Shares Series 1 to the Class F Preferred Shares shall take effect in accordance with the provisions of Article 222-6 of the Commercial Code.

(3) MTFG’s put option and UFJ Holdings’ call option

(a) If any of the following events occurs, MTFG shall have the right to sell all of the Class E Preferred Shares Series 1 or Class F Preferred Shares then held by MTFG (the “MTFG Shares”) to

UFJ Holdings or any third party designated by UFJ Holdings at such respective price as set forth below:

(i) In the event that UFJ Holdings has breached any of the representations and warranties (except for those relating to certain Criminal Charges set forth in the Basic Agreement), covenants or any other obligations under the Basic Agreement in any material respect; at a price equal to 130 percent of the acquisition price of the MTFG Shares; (ii)In the event that the event as set forth in (2)(a)(iv)(A) above has occurred; or a tender offer as set forth in (2)(a)(iv)(B) above commences and it is confirmed by public notice or public announcement under Paragraph 1 of Article 27-13 of the Securities and Exchange Law that a number of UFJH Equity Securities has been tendered such that the offeror and its specially related persons (as defined in Paragraph 7 of Article 27-2 of the Securities and Exchange Law) may come to own more than one-third (as calculated in accordance with Paragraph 8 of Article 27-2 of the Securities and Exchange Law) of the UFJH Equity Securities; at a price equal to the acquisition price of the MTFG Shares plus the Accumulated Outstanding Amount of Preferred Dividends (as defined below); (iii) In the event that the proposal for the statutory merger or any other integration of MTFG and UFJ Holdings is not approved at two consecutive meetings of the holders of any class of UFJ Holdings’ shares (except in the event that such proposal is also not approved at a general meeting of shareholders of UFJ Holdings); at a price equal to the acquisition price of the MTFG Shares plus the Accumulated Outstanding Amount of Preferred Dividends; and (iv) In the event that the proposal submitted by the board of directors of UFJ Holdings in connection with the business integration between MTFG and UFJ Holdings (the “UFJ Holdings Proposal”) is not approved at the general meeting of shareholders of UFJ Holdings to be held with respect to the fiscal year ending March 2005, and either (A) the UFJ Holdings Proposal is not approved at a general meeting of shareholders of UFJ Holdings to be held on or after October 1, 2005, or (B) the proposal submitted by any person other than the board of directors of UFJ Holdings in connection with a business integration between UFJ Holdings and any company other than MTFG is approved at a general meeting of shareholders of UFJ Holdings to be held on or after October 1, 2005 and meetings of holders of any class or classes of shares of UFJ Holdings whose approval is required under the Commercial Code; at a price equal to 130 percent of the acquisition price of the MTFG Shares.

(b) In the event set forth in (a)(iv) above, UFJ Holdings shall have the right to purchase, or to cause the company designated by UFJ Holdings to purchase, all of the MTFG Shares from MTFG at a price equal to 130 percent of the acquisition price of the MTFG Shares.

(c) For the purpose of this Section, the “Accumulated Outstanding Amount of Preferred Dividends” means (i) in connection with the fiscal year to which the Payment Date belongs and any subsequent fiscal year, the aggregate amount of the balance by which the dividends actually paid on the MTFG Shares fall short of the preferred dividends payable on such MTFG Shares in each relevant fiscal year, plus (ii) the preferred dividends payable on the MTFG Shares in the fiscal year in which the sale or purchase of the MTFG Shares provided in this (3) takes place, calculated on the basis of a 365-day year for the actual number of days elapsed from and including the first day of the relevant fiscal year to and including the day of the sale or purchase of the MTFG Shares.

UFJ Holdings Investor Presentation October 2004 15

Business Strategy of the New Group (1)The new group aims to be one of the Top 5 global financial institutions by creating Japan’s “Premier Comprehensive Global Financial Group” Five Competitive Advantages of the New Group Strong business foundation Japan’s pre-eminent based on retail deposits and Highly complementary global banking network diverse customer base business and networks Large increase in retail deposits n Well-balanced branch networks to n Superior solid domestic network (Approximately JPY 60 TN in realize synergies and global network covering over combination outstanding) n Broad range of competitive 40 countries worldwide n Diverse customer base to enhance products and convenient services profitability and competitiveness Strong corporate governance and Strong financial and capital foundation transparent management n Capital soundness with less dependence on public n Strengthening of internal controls and compliance with funds and deferred tax assets than its domestic peers U.S. Sarbanes-Oxley Act. as the only Japanese bank n Financial soundness with MTFG’s track record in holding company listed on NYSE reducing problem loans n Continue to implement a strong corporate governance n Potentials for higher profitability by devoting system and conduct transparent management as a management resources to business initiatives leading global financial institution UFJ Holdings Investor Presentation October 2004 16

Business Strategy of the New Group (2)

UFJ

Operational Framework

- Region-Specific Development and Operations
  - Tailor-made services to meet regional needs
- Introduction of Group Integration Strategy
  - Unified and flexible services through collaboration of all group subsidiaries under the governance of holding company

Accelerated and Maximized Synergy Effect

- Cost reduction of JPY 200 - 250 BN per year
  - Head office integration and streamlining
  - Closure of overlapping outlets primarily in Tokyo Area
  - 10,000 headcount reduction or reallocation
  - Integration of operations and systems

Retail Banking

- Providing highest level of customer service
  - Non-redundant branch network tailored to local needs
  - One-stop shopping provided through integrated banking, trust and brokerage service
  - Maximize overseas network to expand global business
- Growing shareholder value
  - Achieve healthy gross margins and lean operating expense ratio
  - Target a consolidated net business profit of between JPY 600 – 700 BN 2 years after merger under the current zero-interest rate environment and additional JPY 200 – 300 BN if short term market interest rates increase to approximately 0.5%

Corporate Banking

- Large, publicly traded companies: Leverage the leading global banking network to provide comprehensive financial services and further strengthen investment banking / brokerage business
- Medium-sized companies: Provide versatile business support services including M&A advisory, IPO support, business-matching, and support for overseas market entry
- Small-sized companies: Utilize a more simple and sophisticated credit review model and offer an expanded line of products in order to meet customers' financing needs quickly / Effectively utilize branches, telephone banking centers and online banking channels

UFJ Holdings Investor Presentation October 2004 17

Revitalization Plan of Large Troubled Borrowers (1)Aplus Sojitz Increase its corporate value through UFJ significantly reduced its exposure to Aplus radical B/S restructuring and reallocation of by combination of loan sale and cash collection management resources to profitable business areas Restore asset quality through Assets Liabilities drastic review and write-off of impaired asset Sep. end Investors, Non-core Shinsei n Withdrawal from low-profit businesses and overseas investments/loans Business UFJ’s JPY 94 BN Early Sep. (JPY 260 BN Loss) Mortgage- Loan (Fair value) Bank(1) Asset backed loan n Disposal of non-core real estates (JPY 150 BN Loss) etc. Sale JPY 185 BN etc.. Improve profitability through focus on more profitable business areas Capital n Reallocation of management resources to core/growth business areas (Automobiles, Apparel, Development of oil, gas and coal etc.) Aplus recognized loss Guarantee Capital Injection in Sep 04 Liabilities (Third-party allotment of new shares) To be Non-coretransferred Business in Oct. Guarantee Ordinary on mortgage- Shares Strategic recapitalization in order to Corporate backed loan Shinsei execute these radical measures UFJ Sep. end JPY 35 BN (67% Split etc. ownership) JPY 190 BN Bank Bank UFJ Bank Debt-equity Swap (Subsidiary) Preferred Shares (Closing: Oct 29 2004) JPY 330 BN Sale of preferred shares JPY 360 BN (Face value: JPY 30 BN) Mizuho Corporate Bank Bank of Tokyo-Mitsubishi Sep. end UBS Group Convertible Bonds JPY 10 BN UBS Group(1) UFJ Bank sold the loans to Aplus to Shinsei Bank at fair value (but at a discount price to par value) and then Shinsei bank conducted debt forgiveness UFJ Holdings Investor Presentation October 2004 18

Revitalization Plan of Large Troubled Borrowers (2)

Daikyo Other Example of Revitalization

Accelerated corporate revitalization

Structure of revitalization under the control of the IRCJ

(1) Cash collection from the sale of monetizable assets

The IRCJ determined to accept the request from UFJ and n UFJ Bank collects large parts of loans to such borrower through

Daikyo to support Daikyo’s revitalization on Sep. 28, 04 the disposal of the borrower’s non-core assets

(2) Sale of remaining loans n UFJ Bank sells the remaining outstanding loans to a sponsor

Radical corporate restructuring such as private equity fund at fair value n Reallocate management resources to core business areas (3) Execution of the revitalization plan by the sponsor

(Condominium sales/management, real estate brokerage and various relevant services for tenants) n The sponsor takes a lead of the borrower’s turnaround as a dominant shareholder (through dept-equity swap) n Withdrawal from non-core businesses (Real estate rental, golf course/hotel/resort operation and overseas operations) n Implement drastic redeployment/reorganization of subsidiaries

Cash collection and

Assets Liabilities financial measures Loans

JPY 260 BN Loss due to these radical measures

UFJ

Monetizable Loans

Assets Bank

Recapitalization (Plan) from UFJ

Asset sale and n Debt forgiveness: JPY 146.5 BN (UFJ: JPY 87 BN) cash collection Sale of Capital Creditors n New issue of JPY 30 BN preferred shares through debt remaining loans equity swap by UFJ Bank

Fund

Preferred n Mandatory redemption Daikyo plans to invite Involvement in the revitalization shares of preferred shares business sponsor by the third party as a sponsor etc. n Capital reduction in order to increase the Common without compensation probability of turnaround and shares of common shares its corporate value

UFJ Holdings Investor Presentation October 2004 19